UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Investor Contact: John Farina Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL : (853) 2835 6333 / FAX : (853) 2835 6262	EMAIL: shareholder@namtai.com WEB: www.namtai.com
POTENTIAL SALE OF NAM TAI’S ENTIRE INTEREST
IN
J.I.C TECHNOLOGY COMPANY LIMITED
Macao, PRC — February 20, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it is engaged in negotiations to sell its entire interest in its Hong Kong listed subsidiary, J.I.C Technology Company Limited (“JIC”), to an independent third party. Nam Tai, currently holds 74.99% of the outstanding share capital of JIC; has informed JIC of its current negotiations that may lead to the Company’s sale of its equity interest in JIC; and JIC has announced Nam Tai’s potential sale of its equity interest in JIC pursuant to the Hong Kong listing rules. A copy of JIC’s announcement issued pursuant the listing rules of the Hong Kong Stock Exchange is attached to this press release.
The JIC group of companies, of which J.I.C. Technology Company Limited is the parent holding company, principally serves the Japanese electronics industry, providing services ranging from software development and data processing and compression to hardware (electronic) design and development for Japanese firms. JIC’s operating activities are conducted primarily in Shekou, Shenzhen, PRC and its marketing activities in Tokyo, Japan. During the year ended December 31, 2007, and on a per share basis, the JIC group (as reorganized effective December 31, 2007) contributed unaudited net income to Nam Tai (after deducting minority interests) of $0.01 per share and $0.01 per share, based on a weighted average number of Nam Tai shares outstanding of approximately 44,584,000 (basic) and 44,805,000 (fully diluted), respectively.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP and JIC. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

J.I.C. TECHNOLOGY COMPANY LIMITED
(incorporated in the Cayman Islands with limited liability)
(Stock Code : 987)
Suspension of Trading
At the request of J.I.C. Technology Company Limited (the “Company”), trading in its shares will be suspended with effect from 09:30 a.m. on 20 February 2008 pending release of an announcement regarding a potential sale by Nam Tai Electronics, Inc. of its 74.99% equity interest in the Company, which constitutes price-sensitive information concerning the Company.

By order of the Board J.I.C. Technology Company Limited Koo Ming Kown Chairman

Hong Kong, 20 February 2008
As at the date of this announcement, the Board comprises:

Executive Director:	Non-Executive Director:	Independent Non-Executive Directors:
Mr. LIU Xue Qing	Mr. KOO Ming Kown	Mr. CHAM Yau Nam Mr. LEUNG Wai Hung Mr. CHOI Man Chau, Michael

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 20, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and Chief Financial Officer